TELEGRAPH HILL BD LLC
(SEC ID NO. 8-70171)

_____

ANNUAL AUDIT REPORT

DECEMBER 31, 2024

PUBLIC DOCUMENT

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document



PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70171

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/24_____ AND ENDING _____12/31/24_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Telegraph Hill BD LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Mission Street, 14th Floor
                                      (No. and Street)

San Francisco	California	94105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dinesh Moorjani	(415) 523-0055	dinesh@telehilladvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
                      (Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dinesh Moorjani_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Telegraph Hill BD LLC _____, as of _____ December 31, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PLEASE SEE
NOTARY ATTACHMENT

Signature: _____

Title: _____
Chief Operating Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT

GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___San Mateo___

Subscribed and sworn to (or affirmed) before me on

this __17__ day of __March__, 20__25__, by
Date   Month   Year

(1) ___Dinesh Moorjani___

(and (2) _____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ISABEL BARAJAS-ZAMORA
COMM. #2465413
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Oct. 03, 2027

Place Notary Seal and/or Stamp Above

Signature _____
Signature of Notary Public

--- **OPTIONAL** ---

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: __Annual reports ('public)__

Document Date: __03/17/25__   Number of Pages: __2 pgs__

Signer(s) Other Than Named Above: _____

TELEGRAPH HILL BD LLC

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Telegraph Hill BD LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Telegraph Hill BD LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2021.
Walnut Creek, California
March 6, 2025

TELEGRAPH HILL BD LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$ 105,047
Accounts receivable	242,797
Prepaid expenses	2,532
Total assets	$ 350,376

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 1,050
Accrued expenses	13,732
Deferred revenue	75,000
Total liabilities	89,782
Member's equity	260,594
Total liabilities and member's equity	$ 350,376

The accompanying notes are an integral part of this financial statement.

TELEGRAPH HILL BD LLC

NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2024

1. **The Company**

   Telegraph Hill BD LLC (the "Company") was organized as a California limited liability company on December 18, 2019. The Company is located in San Francisco, California and is owned by its sole member, Telegraph Hill Advisors, LLC ("Member"). As a limited liability company, the liability of Member is limited to the value of the membership interest. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") in October 2020 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules. The Company assists companies in raising capital through the private placement of securities and provides advisory services related to mergers and acquisitions.

2. **Significant Accounting Policies**

   Basis of Accounting
   The financial statement has been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates
   The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. No cash equivalents were held as of December 31, 2024.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

2. **Significant Accounting Policies** *(continued)*

Accounts Receivable (continued)
The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Per management's analysis, no allowance for credit losses was considered necessary at December 31, 2024.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no liability for federal or state income taxes is included in this financial statement. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. All tax returns filed are open to examination by the tax authorities.

Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed above.

3. **Revenue from Contracts with Customers**

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $90,380 and $242,797 as of January 1, 2024 and December 31, 2024, respectively.

Alternatively, fees received or billed prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees in investment banking engagements. Deferred revenue was $0 and $75,000 as of January 1, 2024 and December 31, 2024, respectively.

3. **Revenue from Contracts with Customers** *(continued)*

Contract Costs
Direct and indirect costs associated with investment banking engagements are incurred by the member.

Direct incremental costs to obtain or fulfill a contract are evaluated under the criteria for capitalization on a contract-by-contract basis. There were no capitalized contract costs as of December 31, 2024. As of December 31, 2024, there were reimbursements receivable of $18,317 included in accounts receivable on the Statement of Financial Condition.

4. **Related Party Transactions**

The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member and is not subject to any lease agreements.

Reimbursable expenses related to investment banking advisory engagements are incurred by the Member. At December 31, 2024, no amounts were payable for such costs.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. **Litigation Matters**

The Company occasionally faces legal actions in its ordinary operations. While the ultimate exposure is uncertain, it accrues for losses deemed probable by management. As of December 31, 2024, no amount was accrued.

6. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

As of December 31, 2024, 81% of accounts receivable was due from three clients.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital of $15,265 which was $9,280 in excess of its required capital.

8. Subsequent Events

The Company's management has evaluated subsequent events through March 6, 2025, the date which the financial statement were issued.